EXHIBIT 99.2

3rd Quarter and Year to Date – 31 December 2002

	3rd Qtr FY03	YTD FY03
James Hardie

Net Sales	Up 36% to US$197.4	Up 35% to US$605.2
EBIT[2]	Up 111% to US$29.9	Up 88% to US$102.2
Operating Profit	Up 3975% to US$15.5	Up 353% to US$62.0
Net Operating Profit[1]	Up 237% to US$15.5	Up 723% to US$116.0
EBIT Margin[2]	Up 5.3 pts to 15.1%	Up 4.8 pts to 16.9%

USA Fibre Cement

Net Sales	Up 43% to US$146.3	Up 38% to US$453.5
EBIT[2]	Up 73% to US$37.8	Up 58% to US$117.3
EBIT Margin[2]	Up 4.5 pts to 25.8%	Up 3.2 pts to 25.9%
Volume	Up 31% to 298.2mmsf	Up 35% to 975.7mmsf

Asia Pacific Fibre Cement

Net Sales	Up 20% to US$49.2	Up 24% to US$145.9
EBIT	Up 38% to US$8.0	Up 60% to US$25.2
EBIT Margin	Up 2.2 pts to 16.3%	Up 3.9 pts to 17.3%
Volume	Up 17% to 93.4mmsf	Up 16% to 276.3mmsf

Key Ratios

Earnings Per Share (Basic)		13.6cents
EBIT/Sales		17.1%
EBIT/Assets		17.3%
Return on Shareholders Funds[1]		36.3%
Return on Capital Employed		23.4%
Gearing[1]		14.2%
Net Interest Cover		5.8x

Economic Profit		US$37.3

All comparisons are against the same quarter or nine months of the previous fiscal year.
All dollar amounts are in US$ millions.
Results are for continuing businesses only unless otherwise stated.

Note: This document should be read in conjunction with other 3rd quarter and YTD results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Finance Report.

[1]	Includes discontinued operations
[2]	Before restructuring and other operating expenses